FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 0001275816

PowerDsine Ltd.
(Translation of registrant's name into English)

1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 20, 2004, PowerDsine Ltd. issued a press release announcing financial results for the second quarter ended June 30, 2004.

A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated July 20, 2004, announcing financial results for the second quarter ended June 30, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd.
By: /s/ Igal Rotem
Igal Rotem
Chief Executive Officer
Date July 20, 2004

Exhibit Index

Exhibit 1.	Press Release, dated July 20, 2004, announcing financial results for the second quarter ended June 30, 2004.

Exhibit 1

For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com /elevy@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Reports Record Second Quarter 2004 Financial Results

Second Quarter Sales of $10.4 Million; 82.9% Increase over Second Quarter 2003 Revenues

     Hod Hasharon, Israel, July 20, 2004 – PowerDsine™ (Nasdaq: PDSN), today announced financial results for the second quarter ended June 30, 2004.

     For the second quarter of 2004, sales were $10.4 million, representing an increase of 82.9% over sales of $5.7 million for the second quarter of 2003, and an increase of 28.6% over sales of $8.1 million for the first quarter of 2004. This increase in sales was due to an increase in sales of our Power-over-Ethernet products and the continued development of the Power-over-Ethernet market.

     The Company reported a net loss for the second quarter of 2004 of $(3.0) million, or a $(0.56) net loss per share, compared with a net loss of $(0.4) million, or a $(0.27) net loss per share, for the second quarter of 2003, and a net loss of $(58,000), or a $(0.03) net loss per share, for the first quarter of 2004.

     Net loss for the second quarter of 2004 included $4.2 million of non-cash stock-based compensation expenses, compared to $149,000 of non-cash stock-based compensation expenses in the second quarter of 2003, and $0.6 million of non-cash stock-based compensation expenses in the first quarter of 2004. The non-cash stock-based compensation expense this quarter included a one-time stock compensation expense of $3.7 million resulting from the acceleration of certain stock options upon completion of the Company’s initial public offering.

     Non-GAAP net income excludes the effects of non-cash stock-based compensation. Non-GAAP net income for the second quarter of 2004 was $1.2 million, or $0.06 per share, compared to a Non-GAAP net loss for the second quarter of 2003 of $(0.3) million, and Non-GAAP net income for the first quarter of 2004 of $0.5 million, or $0.02 per share. Shares used to compute Non-GAAP net income (loss) per share for the three month and six month periods ended June 30, 2004 were 21.4 million, after factoring in the full effects of the initial public offering that occurred during the second quarter.

     As of June 30, 2004, the Company had cash and cash equivalents of $73.5 million compared to $13.8 million as of June 30, 2003. PowerDsine’s cash balance as of June 30, 2004 includes approximately $54.5 million in net proceeds from the Company’s recently completed initial public offering in which the Company issued 5,100,000 new ordinary shares at a share price of $11.50.

     Commenting on the results, Igal Rotem, President and Chief Executive Officer of PowerDsine, said, “We are extremely pleased to report continued strong sales growth and expect to see continued positive results from our Power-over-Ethernet product offerings. Our improved capital structure as a newly public company positions us to better address the needs of the growing Power-over-Ethernet market with a broadened line of PoE solutions and products.”

“Our ability to innovate PoE design and technology and broaden our PoE product lines was strongly demonstrated in the second quarter of 2004 as we were able to design PoE functionality into an RJ-45 connector,” continued Mr. Rotem. “PowerDsine and Tyco Electronics, working together, successfully delivered the industry’s first LAN connector with built in Power-over-Ethernet technology.”

Earnings Conference call

     The Company will host a conference call to discuss its financial results and other second quarter business developments at 8:00 a.m. EDT on Tuesday, July 20, 2004. The call will be available live on the internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EDT, July 20, 2004 until July 27, 2004 at 11:59 p.m. EDT. To listen to the replay, please call (877) 519-4471 in the U.S. or (973) 341-3080 internationally. To access the replay, users will need to enter the following code: 4934380.

About PowerDsine

PowerDsine™ (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. For more information, please visit http://www.powerdsine.com

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements

Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at www.kcsa.com.

POWERDSINE LTD.
(An Israeli Corporation)
 CONDENSED CONSOLIDATED BALANCE SHEET
      AT JUNE 30, 2004 (U.S. dollars in thousands)

	June 30,	December 31,
	2004	2003

	(Unaudited)	(Audited)

Assets
CURRENT ASSETS:
Cash and cash equivalents	$73,458	$15,044
Restricted cash	500	500
Accounts receivable	7,008	5,804
Inventories	1,320	1,065

Total current assets	82,286	22,413

PROPERTY AND EQUIPMENT - net	1,474	1,544

OTHER ASSETS	1,695	1,448

Total assets	$85,455	$25,405

Liabilities and shareholders’ equity

CURRENT LIABILITIES	11,106	5,550

ACCRUED SEVERANCE PAY	1,811	1,479

Total liabilities	12,917	7,029

TOTAL SHAREHOLDERS’ EQUITY	72,538	18,376

Total liabilities and shareholders' equity	$85,455	$25,405

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2004
(U.S. dollars in thousands, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,

	2004	2003	2004	2003

	(Unaudited)		(Unaudited)

SALES	$10,445	$5,711	$18,569	$10,849
COST OF SALES	5,095	2,865	9,129	5,294

GROSS PROFIT	5,350	2,846	9,440	5,555
RESEARCH AND DEVELOPMENT EXPENSES	1,672	1,231	3,080	2,413
SELLING AND MARKETING EXPENSES	1,843	1,464	3,534	2,910
GENERAL AND ADMINISTRATIVE EXPENSES	585	469	1,035	958
STOCK - BASED COMPENSATION	4,248	149	4,835	280

LOSS FROM OPERATIONS	(2,998)	(467)	(3,044)	(1,006)

FINANCIAL INCOME – net	30	23	51	18

LOSS BEFORE TAXES ON INCOME	(2,968)	(444)	(2,993)	(988)
TAXES ON INCOME	(38)		(71)	(24)

NET LOSS FOR THE PERIOD	$(3,006)	$(444)	$(3,064)	$(1,012)
NET LOSS PER ORDINARY SHARE:
Basic and diluted	$(0.56)	$(0.27)	$(0.86)	$(0.61)

WEIGHTED AVERAGE SHARES USED IN
COMPUTING NET LOSS PER ORDINARY SHARE:
Basic and diluted	5,409,682	1,659,825	3,554,051	1,659,825

PRO FORMA (NON-GAAP) NET INCOME (LOSS)	$1,242	$(295)	$1,771	(732)

PRO FORMA (NON-GAAP) NET INCOME (LOSS)
PER ORDINARY SHARE, Basic and diluted	$0.06		$0.08

POWERDSINE LTD.
(An Israeli Corporation)
 Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands)

To supplement our consolidated financial statements presented in accordance with GAAP, we have shown above a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our results based on GAAP to exclude stock-based compensation. We have provided this non-GAAP measure to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation expense.

	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

		(unaudited)
GAAP net loss – for the period	$(3,006)	$(444)	$(3,064)	$(1,012)
Stock-based compensation expense	4,248	149	4,835	280

Pro forma (non-GAAP) net income (loss) – for the period	1,242	(295)	1,771	(732)